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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CANADIAN OCCIDENTAL PETROLEUM LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    13642010
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement |X|.

                               Page 1 of 7 Pages


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                                                                   SCHEDULE l3G

CUSIP No. 13642010                                            Page 2 of 7 Pages

        l)      NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     T.A.L. Investment Counsel Ltd.

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        2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |_|
                                                                      (b   |_|

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        3)      SEC USE ONLY

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        4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

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                      5)      SOLE VOTING POWER
        NUMBER                9,249,838 shares of Common Stock
          OF          ----------------------------------------------------------
        SHARES        6)      SHARED VOTING POWER
     BENEFICIALLY             Not applicable lids
       OWNED BY       ----------------------------------------------------------
         EACH         7)      SOLE DISPOSITIVE POWER
       REPORTING              10,208,950 shares of Common Stock
        PERSON        ----------------------------------------------------------
         WITH         8)      SHARED DISPOSITIVE POWER
                              Not applicable

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        9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,284,300 shares Common Stock

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       10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                  |_|

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       11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     7.56%
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       12)     TYPE OF REPORTING PERSON
                     IA

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                                 Schedule 13G

        ITEM l(A). NAME OF ISSUER:

                   Canadian Occidental Petroleum Ltd.

        ITEM 1(8). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   1500
                   635 8th Avenue S.W.
                   Calgary, Alberta T2P 3Z1

        ITEM 2(A). NAME OF PERSON FILING:

                   T.A.L. Investment Counsel Ltd.

        ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   The principal business office is 1000 de la Gauchetiere West, Suite 3100, Montreal, Quebec, Canada H3B 4W5

        ITEM 2(C). CITIZENSHIP:

                   Canada

        ITEM 2(D). TITLE OF CLASS OF SECURITIES:

                   Common Stock

        ITEM 2(e). CUSIP NUMBER:

                   13642010

        ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-l(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                   (e) |X| Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940

        ITEM 4.    OWNERSHIP.

                   (a) Amount beneficially owned: 10,284,300 shares of
                       Common Stock

                   (b) percent of class: 7.56%

                   (c) Number of shares as to which such person has:

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                   (i)     Sole power to vote or to direct the vote: 9,249,838
                           shares of Common Stock

                   (ii) Shared power to vote or to direct the vote: Not applicable

                   (iii) Sole power to dispose or to direct the disposition of: 10,208,950 shares of Common Stock

                   (iv) Shared power to dispose or to direct the disposition of: Not applicable

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                   Not applicable

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Canadian Occidental Petroleum Ltd. No one person's interest in the common stock of Canadian Occidental Petroleum Ltd. is more than five percent of the total outstanding common stock.

ITEM 7.            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                   WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                   Not applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                   Not applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.
                   Not applicable

ITEM l0.           CERTIFICATION.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with

T.A.L. Investment Counsel Ltd.'s beneficial ownership of the common stock of Canadian Occidental Petroleum Ltd. at December 31, 1996 true, complete and correct.

Date: February 13, 1997

                                                  T.A.L. INVESTMENT COUNSEL LTD.


                                                          /s/ Assunta Di Lorenzo
                                                          ----------------------
                                                          By: Assunta Di Lorenzo
                                                          Legal Counsel and
                                                          Corporate Secretary

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